Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Years Ended November 30,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income tax expense	3,753	3,511	1,269	2,121	1,658
Losses from unconsolidated investees	12	5	4	3	3
Total earnings	3,765	3,516	1,273	2,124	1,661
Fixed charges:(1)
Total interest expense	1,331	1,485	1,583	1,251	1,288
Interest factor in rents	6	5	5	5	5
Total fixed charges	1,337	1,490	1,588	1,256	1,293
Combined fixed charges and preferred stock requirements:(1)
Total interest expense	1,331	1,485	1,583	1,251	1,288
Interest factor in rents	6	5	5	5	5
Preferred stock requirements	—	—	39	73	—
Total combined fixed charges and preferred stock requirements	1,337	1,490	1,627	1,329	1,293
Earnings from continuing operations before income tax expense and fixed charges	5,102	5,006	2,861	3,380	2,954
Earnings from continuing operations before income tax expense and combined fixed charges and preference dividends	5,102	5,006	2,900	3,453	2,954

Ratio of earnings to fixed charges	3.8	3.4	1.8	2.7	2.3
Ratio of earnings to combined fixed charges and preference dividends	3.8	3.4	1.8	2.6	2.3

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and preference security dividend requirements.